UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28912/September 23, 2009

In the Matter of	:
	:
FIDUCIARY/CLAYMORE ENERGY &	:
INFRASTRUCTURE FUND	:
2455 Corporate West Dr.	:
Lisle, IL 60532	:
	:
(811-21810)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Fiduciary/Claymore Energy & Infrastructure Fund filed an
application on June 10, 2009, and amended on August 14, 2009,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On August 28, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28892). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that pplicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Florence E. Harmon
                                         Deputy Secretary